UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   July 2004            File No.    0-31195

Esperanza Silver Corporation

(Name of Registrant)

9th Floor, 670 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

News Release dated July 27, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: August 3, 2004	By: /s/ William Pincus William Pincus President and CEO

July 27, 2004

TSX-V: EPZ

      www.esperanzasilver.com

NEWS RELEASE

ATOCHA UPDATE

Esperanza Silver Corporation (the “Company” or “Esperanza”) has now completed a total of 670 meters in four diamond-core drill holes within the Carmen zone at its Atocha project in Bolivia. Previous underground sampling in tunnels developed at higher levels on this zone returned bonanza-grade silver values contained in “mantos” within beds of a sandstone host rock (News Release Feb. 18, 2004). The current program in the Carmen area is designed to test the down dip extension of these mantos.

Two of the drill hole (CAR2004-2 and 4) have successfully intersected the target zone. The other two drill holes (CAR2004-1 and 3) had to be abandoned without fully testing this same zone due to excessive caving of poorly consolidated sandstone and mudstone formations within the drill hole. This made completion of these drill holes impossible. CDS Drilling (La Paz, Bolivia), in consultation with Esperanza geologists, has implemented changes to the drilling methodology to avoid future problems. This includes the use of different drilling fluids and cement to stabilize the rock formations.

Drill-hole CAR2004-2, which did cross the target zone, intersected two mantos characterized by silicification and moderate to abundant sulfides (primarily pyrite). The upper manto is 6.3 meters thick and contains from 3 to 50 percent sulfide. Assay results for this zone show silver values from below detection to 84 grams per tonne (2.45 ounces per ton) over 1.5 meters. The lower manto is a 4.2 meter thick zone with up to 8 percent sulfide. Silver values here varied from 3 to 54 grams per tonne (0.1 to 1.6 ounces per ton) over one meter.

Drill-hole CAR2004-4 also crossed the target zone in which it again, intersected two mantos characterized by the introduction of silica and abundant pyrite. The first zone was four meters thick and the second is approximately three meters thick. No silver was detected. Drill hole CAR2004-1, which did not cross the target zone, had anomalous silver values of up to 18 grams per tonne (0.52 ounces per ton).

The drill rig has now been moved to the Condor Iquiña zone 1.5 km. north of Carmen. Drilling will test the subsurface extension of up to four mineralized horizons observed on the surface or in shallow tunnels.

“We are encouraged that we have found the mantos where we had anticipated them in drill holes CAR2004-2 and 4. This demonstrates the down-dip continuity of the mineral-bearing beds. It appears that we are identifying a zonation within the ore-bearing horizons that we need to better understand.” said William Pincus, President and CEO of the Company.

For further information contact:

William Pincus

(303) 830 0988Tel

(303) 830 9098 Fax

wpincus@esperanzasilver.com

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responsibility for the adequacy or accuracy of this news release